UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: April 10, 2008

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 7th Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒    Form 40-F  ☐

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).]

Yes  ☐    No  ☒

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).]

Yes  ☐    No  ☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Seaspan Corporation dated April 10, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: April 11, 2008	By:	/s/ Sai W. Chu
Sai W. Chu
Chief Financial Officer

Exhibit I

Seaspan Corporation Unit 2, 7th Floor, Bupa Centre 141 Connaught Road West Hong Kong, China c/o 2600 – 200 Granville Street Vancouver, BC Canada V6C 1S4 Tel: 604-638-2575 Fax: 604-648-9782

FOR IMMEDIATE RELEASE

Seaspan Corporation Announces Pricing of 7,663,300 Common Shares

HONG KONG, CHINA, April 10, 2008—Seaspan Corporation (the “Company”) (NYSE: SSW) announced today the pricing of 7,663,300 common shares at a public offering price of $27.25 per share. This amount includes 7,000,000 common shares to be sold in an underwritten public offering and 663,300 shares to be sold directly to certain executive officers and directors of the Company, certain affiliates of the Company’s manager and certain of their executive officers and Dennis Washington in a concurrent sale. In connection with the public offering, the underwriters have been granted an option to purchase up to 1,050,000 additional common shares to cover over-allotments, if any.

The net proceeds from the underwritten public offering, after underwriting discounts and offering expenses, to the Company will be $182,659,993. The net proceeds from the concurrent sale will be $18,074,925. The Company intends to use the net proceeds from the public offering and the concurrent sale for general corporate purposes, including repayment of indebtedness, capital expenditures, working capital and to make vessel acquisitions.

Merrill Lynch & Co., Citi and Goldman, Sachs & Co. acted as joint book-running managers of the public offering. Dahlman Rose & Company acted as manager.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This offering may be made only by means of a prospectus supplement and accompanying base prospectus.

Copies of the prospectus supplement and accompanying base prospectus related to this offering may be obtained from Merrill Lynch & Co., 4 World Financial Center, New York, NY 10080, from Citi, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220 or from Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004, Attention: Prospectus Department.

About Seaspan

Seaspan owns containerships and charters them pursuant to long-term fixed-rate charters. Seaspan’s contracted fleet of 68 containerships consists of 29 containerships in operation and 39 containerships to be delivered over approximately the next 4 years. Seaspan’s operating fleet of 29 vessels has an average age of approximately 5 years and an average remaining charter period of approximately 8 years. All of the 39 vessels to be delivered to Seaspan are already committed to long-term time charters averaging approximately 11 years in duration from delivery. Seaspan’s customer base consists of seven of the world’s largest, publicly traded liner companies, including China Shipping Container Lines, A.P. Møller-Mærsk, Mitsui O.S.K. Lines, Hapag-Lloyd, COSCO Container Lines, K-Line and CSAV.

Seaspan’s common shares are listed on the New York Stock Exchange under the symbol “SSW.”

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STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current views only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this release. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to: future operating or financial results; our expectations relating to dividend payments and forecasts of our ability to make such payments; pending acquisitions, business strategy and expected capital spending; operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs; general market conditions and shipping market trends, including charter rates and factors affecting supply and demand; our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; estimated future capital expenditures needed to preserve our capital base; our expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships; our continued ability to enter into long-term, fixed-rate time charters with our customers; our ability to leverage to our advantage Seaspan Management Services Limited’s relationships and reputation in the containership industry; changes in governmental rules and regulations or actions taken by regulatory authorities; changes in worldwide container demand; changes in trading patterns; competitive factors in the markets in which we operate; potential inability to implement our growth strategy; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; ability of our customers to make charter payments; potential liability from future litigation; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common and subordinated shares.

For Investor Relations Inquiries:

Mr. Sai W. Chu

Chief Financial Officer

Seaspan Corporation

Tel. 604-638-2575

For Media Inquiries:

Mr. Leon Berman

The IBG Group

Tel. 212-477-8438

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